Exhibit 99.1

MHG - Ordinary General Meeting held

The Ordinary General Meeting in Marine Harvest ASA was held on 8 June. All the proposals from the Board and the Nomination Committee were approved by the General Meeting,

Attached please find an office translation of the protocol from the meeting.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Minutes from Ordinary General Meeting 8 June 2015: http://hugin.info/209/R/1927061/691673.pdf